UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 for the fiscal year end DECEMBER 31, 2013

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 for the transition period from ___________ to___________

Commission file number 1-8339

A.  Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA  23510

TABLE OF CONTENTS

Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies

		Page

Report of Independent Registered Public Accounting Firm		3
Statements of Assets Available for Benefits		4
Statement of Changes in Assets Available for Benefits		5
Notes to Financial Statements		6

	Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	1	16

Signatures		17

Exhibit Index		17

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation
  and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Norfolk, Virginia
June 11, 2014

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Assets Available for Benefits

	December 31,
	2013	2012
	($ in thousands)

Assets
Investments:
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$ 263,140	$ 208,169
Mutual funds:
Equity growth and income funds	140,040	112,507
Balanced funds	126,426	97,476
International stock fund	39,116	27,540
Bond funds	19,607	15,039
Common collective trust – stable value fund	62,529	60,629

Investments at fair value	650,858	521,360

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,696)	(3,052)

Assets available for benefits	$ 649,162	$ 518,308

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Assets Available for Benefits

Year ended
December 31,
2013
($ in thousands)

Investment income
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$ 101,604
Net appreciation in fair value of investments	49,694
Dividends	10,440
Interest	1,054

Total investment income	162,792

Contributions
Employee contributions	36,788
Employer contributions	3,694

Total contributions	40,482

Distributions
Benefits paid	64,365
Assets transferred out to BLE Section 401(k) Plan	6,419
Assets transferred out to Thrift and Investment Plan	1,290
Administrative expenses	346

Total distributions	72,420

Net increase in assets available for benefits	130,854

Assets available for benefits
Beginning of year	518,308
End of year	$ 649,162

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined-contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA.  As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946, “Financial Services – Investment Companies,” and ASC 962, “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the ASC, the Statements of Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Assets Available for Benefits reflects such investment contracts on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by, and is in accordance with, GAAP.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur.  Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed).  Interest is accrued when it is earned.  Dividend income is recorded on the ex-dividend date.

2.  Plan Description

The following is a brief discussion of the Plan in effect during 2013 and not the complete text of the plan document. Participants should refer to the plan document for more complete information.  Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective April 1, 1995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees.  Generally, an Agreement Employee of NS or any participating subsidiary company is eligible to become a member of the Plan (Member) upon employment (see Note 8).

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (Code).  The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS.  However, the Plan designates the Benefits Investment Committee, consisting of NS's Chief Financial Officer, Chief Legal Officer, and Chief Administrative Officer, as responsible for choosing the Plan's investment options (other than the NS Stock Fund, as the NS Stock Fund is required to be offered under the terms of the Plan) and monitoring the continued appropriateness of those investment options.  The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity.  The Vanguard Fiduciary Trust Company is the Plan’s independent trustee, and The Vanguard Group, Inc. is the Plan’s record keeper.  NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

Vesting

A Member has a fully vested interest in all Pre-Tax, Roth, TWIST and After-Tax balances (Accounts) under the Plan.  A Member's Matching Contributions are fully vested one year after the Member's hire date; however, Matching Contributions consisting of dividends reinvested in the NS Stock Fund are fully vested at all times.

Pre-Tax, Roth, Matching, TWIST and After-Tax Contribution Accounts

A Member may elect that NS contribute to the Plan an amount equal to not less than 1% nor more than 75% of the Member’s Compensation, as defined in the Plan.  The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferral election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not be reclassified later to the other type.  In addition, each Member is allowed to contribute to the Member’s After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member’s Compensation.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($17,500 for 2013). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($5,500 for 2013).

NS contributes to the Member’s Matching Contributions Account thirty percent (30%) of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed the lesser of forty-five dollars ($45) per month or one and eight-tenths percent (1.8%) of the Member’s Compensation.  On or before November 15, 1999, NS contributed to the Member’s TWIST Account the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

Rollover Accounts

A Member can contribute to a Pre-Tax Rollover Contributions Account eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and may contribute to a Roth Rollover Contributions Account eligible rollover distributions from a designated Roth Account from a tax-qualified retirement plan of a former employer.

Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund shall, at the Member’s election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, or (ii) be paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.  A member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Trustee until the earlier of the Member’s retirement, disability, death, or severance from employment.  If a Member retires prior to Normal Retirement Age, incurs a disability or severs from employment and the value of the Member’s interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member’s consent.  If the value of the Member’s interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum, but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.  A Member may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the plan year, all or a portion of the balance of their After-Tax Contributions Account.  The amount of the withdrawal may not be less than $500.  A Member may at any time withdraw all or a portion of the balance of the Member’s Rollover Accounts.

A Member may withdraw all or a portion of the balance of the Member’s TWIST Account.

A Member may make a written request for a hardship withdrawal as described in the plan document.

Transfers with other Plans

If a Member becomes eligible for participation in the Thrift and Investment Plan (TIP) of NS and Participating Subsidiary Companies, the Member may transfer his Plan balance to TIP. If the Member does not elect to do so, the balance will be automatically transferred from the Plan to TIP as of the calendar quarter following the quarter in which the Member becomes eligible for TIP.

A Member may be allowed to transfer, as a direct transfer, their Accounts to another Code Section 401(k) plan of an affiliate or to another plan of NS or to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers (BLE Section 401(k) Plan) if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in such other plan.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, Members would remain 100% vested in their employee and employer contributions.

3.  Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts.  If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

4.  Investments

Investments at fair value that represent 5% or more of the Plan’s assets available for benefits consisted of the following:
	December 31,
	2013	2012
	($ in thousands)

Plan interest in Master Trust for NS stock	$263,140	$208,169

Value of interests in mutual funds:
Balanced funds:
Vanguard Wellington Fund Admiral Shares	73,867	64,757
Equity growth and income funds:
Vanguard Institutional Index Fund	51,818	42,145
Vanguard Growth Index Fund Institutional Shares	36,848	30,695
Vanguard Windsor II Fund Admiral Shares	33,600	28,652
International stock fund:
Vanguard Total International Stock Index Fund	39,116	-
Vanguard International Growth Fund Admiral Shares	-	27,540

Value of interest in common collective trust:
Vanguard Retirement Savings Trust V (stable value fund)	62,529	60,629

During 2013, the Plan's investments in mutual funds (including realized and unrealized gains and losses) appreciated in value by $49.7 million.

5.  Fair Value

Fair Value Measurements

ASC 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
  Quoted prices for similar assets or liabilities in active markets;
  Quoted prices for identical or similar assets or liabilities in inactive markets;
  Inputs other than quoted prices that are observable for the asset or liability; and
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan as of the close of the New York Stock Exchange (NYSE) at year end.

Common collective trust – stable value fund:  The Plan’s holdings of the stable value fund units (Vanguard Retirement Savings Trust) are valued at NAV, which is used as a practical expedient for fair value.  There are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the trust.  The underlying investments of that trust consist of traditional investment contracts, valued based upon expected future cash flows for each contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the NYSE at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by variation technique level, within the fair value hierarchy (there were no level 3 valued investments), excluding Plan interest in Master Trust for NS stock:

	Level 1	Level 2	Total
($ in thousands)
December 31, 2013
Mutual funds	$ 325,189	$ -	$ 325,189
Common collective trust – stable value fund	-	62,529	62,529
Investments at fair value	$ 325,189	$ 62,529	$ 387,718

December 31, 2012
Mutual funds	$ 252,562	$ -	$ 252,562
Common collective trust – stable value fund	-	60,629	60,629
Investments at fair value	$ 252,562	$ 60,629	$ 313,191

6.  Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a master trust along with investments in NS stock held by the Thrift and Investment Plan (TIP) of NS and Participating Subsidiary Companies.  The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the participants’ accounts.  A unit represents a proportionate ownership interest in investments of the master trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the master trust’s transactions, by the number of units credited to participants of both plans in the master trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan’s percentage of master trust investment assets was 43.5% at December 31, 2013, and 42.0% at December 31, 2012. The Plan’s interest in the fair value of master trust investment assets was $263.1 million at December 31, 2013, and $208.2 million at December 31, 2012.

The following table presents the net assets of the master trust:

	December 31,
	2013	2012
	($ in thousands)

NS stock	$ 606,498	$ 493,866
Money market funds	1,256	1,681
Total investments	607,754	495,547

Accounts receivable	201	-
Accounts payable and other expenses	(2,345)	(41)
Net assets	$ 605,610	$ 495,506

Net investment income for the master trust was as follows:

Year ended
December 31,
2013
($ in thousands)

Net appreciation in fair value	$ 223,010
Dividends and interest	14,757
Net investment income	$ 237,767

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the master trust.  The following is a description of the valuation methodologies used for assets measured at fair value.

NS stock:  Valued based upon the closing price reported on the NYSE at year end.

Money market funds:  Valued at the closing price reported on the active market on which the funds are traded.

The following tables set forth by level, within the fair value hierarchy, the investments at fair value of the master trust (there were no level 2 or 3 valued investments):

Level 1
($ in thousands)
December 31, 2013
NS stock	$ 606,498
Money market funds	1,256
Total investments	$ 607,754

December 31, 2012
NS stock	$ 493,866
Money market funds	1,681
Total investments	$ 495,547

7.  Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated February 24, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan is designed and operating in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to examination for a period of three years after the filing of its employee benefit plan annual return.  There are currently no audits for any plan years in progress.

The Plan follows the provisions of ASC 740, “Income Taxes” as it relates to uncertainties in income taxes.
ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law.  The Plan has no liabilities recorded at December 31, 2013 and 2012 for unrecognized tax benefits.

8.  Plan Amendments

The Plan was amended effective September 30, 2013, to: eliminate the 1-year service requirement for employees to become eligible to participate in the Plan; expand Plan eligibility to include employees who are in training for a position for which the rate of pay is governed by a collective bargaining agreement; and provide that Matching Contributions vest after the participant has one year of service.

9.  Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc.  The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the record keeper, respectively, as defined by the Plan; therefore, fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS stock.  NS is the employer and Plan Sponsor.  The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2013	2012
	($ in thousands)

Benefit claims payable to participants per the financial statements	$ -	$ -
Add: Current accruals for withdrawing participants	245	230
Benefit claims payable to participants per Form 5500	$ 245	$ 230

Year ended
December 31,
2013
($ in thousands)

Benefits paid per the financial statements	$ 64,365
Add: Current accruals for withdrawing participants	245
Less: Prior year accruals paid in current year	(230)
Benefits paid per Form 5500	$ 64,380

Schedule 1

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
		($ in thousands)

Plan interest in Master Trust for NS stock*	8,493,853 units of NS Stock Fund	$ 263,140

Value of Interests in Registered Investment Companies:
The Vanguard Group, Inc.*	1,127,226 shares of Vanguard Wellington Fund Admiral Shares	73,867
The Vanguard Group, Inc.*	306,108 shares of Vanguard Institutional Index Fund	51,818
The Vanguard Group, Inc.*	349,218 shares of Vanguard Total International Stock Index Fund	39,116
The Vanguard Group, Inc.*	769,765 shares of Vanguard Growth Index Fund Institutional Shares	36,848
The Vanguard Group, Inc.*	515,019 shares of Vanguard Windsor II Fund Admiral Shares	33,600
The Vanguard Group, Inc.*	1,092,654 shares of Vanguard Total Bond Market Index Fund	11,538
The Vanguard Group, Inc.*	184,286 shares of Vanguard Small-Cap Index Fund Institutional Shares	9,714
The Vanguard Group, Inc.*	632,831 shares of Vanguard Target Retirement 2015 Fund	9,347
The Vanguard Group, Inc.*	267,943 shares of Vanguard Mid-Cap Index Fund Institutional Shares	8,060
Western Asset Funds, Inc.	642,531 shares of Western Asset Core Bond Fund	7,588
The Vanguard Group, Inc.*	242,342 shares of Vanguard Target Retirement 2040 Fund	6,863
The Vanguard Group, Inc.*	251,842 shares of Vanguard Target Retirement 2020 Fund	6,827
The Vanguard Group, Inc.*	356,421 shares of Vanguard Target Retirement 2035 Fund	6,052
The Vanguard Group, Inc.*	302,953 shares of Vanguard Target Retirement 2045 Fund	5,381
The Vanguard Group, Inc.*	182,812 shares of Vanguard Target Retirement 2030 Fund	5,053
The Vanguard Group, Inc.*	269,846 shares of Vanguard Target Retirement 2025 Fund	4,250
The Vanguard Group, Inc.*	137,506 shares of Vanguard Target Retirement 2050 Fund	3,876
The Vanguard Group, Inc.*	207,069 shares of Vanguard Target Retirement Income Fund	2,588
The Vanguard Group, Inc.*	60,620 shares of Vanguard Target Retirement 2010 Fund	1,552
The Vanguard Group, Inc.*	22,552 shares of Vanguard Target Retirement 2055 Fund	685
The Vanguard Group, Inc.*	46,337 shares of Vanguard Inflation-Protected Securities Fund	481
The Vanguard Group, Inc.*	3,169 shares of Vanguard Target Retirement 2060 Fund	85

		325,189
Value of Interest in Common Collective Trust –
Vanguard Retirement Savings Trust V*	60,833,244 units of stable value fund	62,529

	Total investments at fair value	650,858

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,696)

	Total investments at contract value	$ 649,162
*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 11, 2014	BY: /s/ G. W. Dana G. W. Dana Secretary, Board of Managers

EXHIBIT INDEX

Exhibit Number	Description

23*	Consent of Independent Registered Public Accounting Firm

   * Filed Herewith